JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

December 5, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp.

Revised Preliminary Proxy Statement on Schedule 14A

File No. 1-33630

Filed: November 12, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated November 24, 2008.

1. With respect to comment No. 1 regarding the Company’s Form 10-Q for the period ended September 30, 2008 filed with the Commission on November 14, 2008 and updating financial disclosure information:

Please be advised that we have updated the Company’s disclosures under Management’s Discussion and Analysis to reflect the updated financial information. Please see page 21.

2. With respect to comment No. 2 regarding the factors considered by the Compensation Committee with respect to levels of compensation paid to various officers and directors:

Where appropriate we have provided a narrative description of the various levels of compensation paid to certain directors of the Company and the reasons for any differences in the compensation level. See discussion beginning on page 8. Similarly under the discussion “Compensation Paid to our Officers” beginning on page 17, we have provided a narrative description of the various compensation packages paid to our officers.

3. With respect to comment No. 3 regarding compensation levels paid to similarly situated resource companies:

We have identified approximately nine similarly situated mining companies and provided a breakdown of compensation levels paid to officers and directors.  We have identified the criteria utilized by our Compensation Committee in determining the appropriate compensation level for Company officers and directors.

See discussion beginning on page 15.

4. With respect to comment number 4, regarding compliance with the information required by Item 13(a)(1) and 13 (a) (6) of Schedule 14(a):

With respect to Item 13(a)(6) we have provided a statement on page 24, stating that the accountants will not be present at the meeting, will have the opportunity to make a statement and answer any questions via conference call.

With respect to Item 13 (a)(1), we believe that the comment and reference is not appropriate for this proxy solicitation. Specifically, Item 13(a)(1) states in part:

“That if action is to be taken with respect to any matter specified in Item 11 or 12, furnish the following Information:

A(1) Financial statements meeting the requirements of Regulation S-X, including the financial information required by Item 3-05 and Article 11 of Regulation S-X with respect to transactions other than that pursuant to which action is to be taken as described in this proxy statement.

The applicability of Item 13(a)(1) to the Company’s proxy is relevant only with respect to the repricing of the Company’s outstanding stock options. The repricing of the stock options is to be voted upon by the shareholders. There is no (emphasis added) action to be taken other than (emphasis added) those matters set forth in the proxy statement.

Therefore, it is our view that compliance with Item 13(a)(1) is not applicable.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.